UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

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MetroPCS Communications, Inc.
(Name of Registrant as Specified In Its Charter)

P. Schoenfeld Asset Management LP P. Schoenfeld Asset Management GP LLC Peter M. Schoenfeld
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2013

SPECIAL MEETING OF STOCKHOLDERS

OF

METROPCS COMMUNICATIONS, INC.

TO BE HELD ON MARCH 28, 2013

PROXY STATEMENT

OF

P. SCHOENFELD ASSET MANAGEMENT LP

P. SCHOENFELD ASSET MANAGEMENT GP LLC

PETER M. SCHOENFELD

SOLICITATION OF PROXIES IN OPPOSITION TO

MATTERS RELATING TO THE PROPOSED COMBINATION OF

METROPCS COMMUNICATIONS, INC. WITH T-MOBILE USA, INC.

This Proxy Statement (the “Proxy Statement”) and the enclosed WHITE proxy card are being furnished by P. Schoenfeld Asset Management LP, a Delaware limited partnership (“PSAM”), P. Schoenfeld Asset Management GP LLC, a Delaware limited liability company (“PSAM GP”) and Peter M. Schoenfeld  (“Mr. Schoenfeld”, together with PSAM and PSAM GP, the “PSAM Group”) in connection with the solicitation of proxies from you, the stockholders of MetroPCS Communications, Inc. (“MetroPCS”), for use at the special meeting of stockholders of MetroPCS, and at any continuation, adjournment or postponement thereof (the “Special Meeting”), relating to the proposed combination of MetroPCS with T-Mobile USA, Inc. (“T-Mobile”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated October 3, 2012, by and among Deutsche Telekom AG (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, T-Mobile Global Holding GmbH (“Holding”), T-Mobile and MetroPCS.  The Special Meeting is scheduled to be held on March 28, 2013, at 10:00 a.m., local time, at the Eisemann Center located at 2351 Performance Drive, Richardson, Texas 75082.

Pursuant to this Proxy Statement, the PSAM Group is soliciting proxies from holders of shares of common stock of MetroPCS, which currently has a par value of $0.0001 per share and would have a par value of $0.00001 per share following the completion of the Proposed T-Mobile Transaction (“MetroPCS Common Stock”), to vote “AGAINST” the following proposals to be considered at the Special Meeting, each as described in greater detail in the proxy statement of MetroPCS (the “MetroPCS Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) for the Special Meeting (such proposals, the “MetroPCS Special Meeting Proposals”):

(i)                                     a proposal to approve the issuance of MetroPCS Common Stock representing 74% of the fully-diluted shares of MetroPCS Common Stock to Holding or its designee (the “Stock Issuance Proposal”);

(ii)                                  a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to effect the proposed recapitalization of MetroPCS, including a reverse stock split pursuant to which each share of MetroPCS Common Stock outstanding as of the effective time of the reverse stock split would represent thereafter one-half of a share of MetroPCS Common Stock (the “Recapitalization Proposal”);

(iii)                               a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to declassify the MetroPCS board with all members of the MetroPCS board being elected annually (the “Declassification Proposal”);

(iv)                              a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to provide that, so long as Deutsche Telekom beneficially owns 10% or more of the outstanding combined company’s common stock, Deutsche Telekom will have the right to designate a number of individuals to the combined company’s board and any committees thereof equal to the percentage of the combined company’s common stock beneficially owned by Deutsche Telekom multiplied by the number of directors on the combined company’s board (the “Deutsche Telekom Director Designation Proposal”);

(v)                                 a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to provide that any MetroPCS director (other than a director designated by Deutsche Telekom, who may not be removed without the prior written consent of Deutsche Telekom) may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of MetroPCS’ capital stock entitled to elect such director, voting separately as a class, at a duly organized meeting of stockholders or by written consent (the “Director Removal Proposal”);

(vi)                              a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to grant Deutsche Telekom with approval rights with respect to the combined company’s ability to take certain actions without Deutsche Telekom’s prior written consent as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of the combined company’s common stock (the “Deutsche Telekom Approvals Proposal”);

(vii)                           a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to provide that a special meeting of the combined company’s stockholders (a) may be called by the chairman of the combined company’s board or the combined company’s chief executive officer and (b) must be called by the combined company’s secretary at the request of (1) a majority of the combined company’s board or (2) as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of combined company’s common stock, the holders of not less than 33-1/3% of the voting power of all of the outstanding voting stock of the combined company entitled to vote generally for the election of directors (the “Calling of Stockholder Meeting Proposal”);

(viii)                        a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to provide that, as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of the combined company’s common stock, any action required or permitted to be taken at any annual or special meeting of the combined company’s stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (the “Action by Written Consent Proposal”);

(ix)                              a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to provide that the combined company’s bylaws may be amended upon the affirmative vote of the holders of shares having a majority of the combined company’s voting power (the “Bylaw Amendments Proposal”);

(x)                                 a proposal to approve the Fourth Amended and Restated Certificate of Incorporation of MetroPCS to provide that the Fourth Amended and Restated Certificate of Incorporation and the internal affairs of the combined company will be governed by and interpreted under the laws of the State of Delaware and the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (a) any derivative action brought on behalf of the combined company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the combined company to the combined company or its stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Fourth Amended and Restated Certificate of Incorporation or the new bylaws, or (d) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine (the “Governing Law and Exclusive Forum Proposal”);

(xi)                              a proposal (the “Change in Control Payments Proposal”) to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to MetroPCS’ named executive officers based on, or otherwise relating to, the transactions contemplated by the Business Combination Agreement (such transactions, collectively, the “Proposed T-Mobile Transaction”); and

(xii)                           a proposal to approve the continuation, adjournment or postponement of the Special Meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Stock Issuance Proposal and each New Certificate of Incorporation Proposal (the “Adjournment Proposal”).

We refer to the Recapitalization Proposal, the Declassification Proposal, the Deutsche Telekom Director Designation Proposal, the Director Removal Proposal, the Deutsche Telekom Approvals Proposal, the Calling of Stockholder Meeting Proposal, the Action by Written Consent Proposal, the Bylaw Amendments Proposal, the Governing Law and Exclusive Forum Proposal collectively as the “New Certificate of Incorporation Proposals” and each individually as a “New Certificate of Incorporation Proposal”.

The only MetroPCS stockholder approvals required by the Business Combination Agreement are the Stock Issuance Proposal and each New Certificate of Incorporation Proposal.  The Change in Control Payments Proposal is non-binding and advisory and the vote on such proposal will have no impact on whether the Proposed T-Mobile Transaction is completed.  The Business Combination Agreement provides that the requisite MetroPCS stockholder approval of the Stock Issuance Proposal and each New Certificate of Incorporation Proposal is a condition to closing the Proposed T-Mobile Transaction.

We urge you to vote “AGAINST” the Proposed T-Mobile Transaction by voting “AGAINST” each of the MetroPCS Special Meeting Proposals.

The Board of Directors of MetroPCS has established the close of business on January 31, 2013 as the record date (the “Record Date”) for determining those stockholders who will be entitled to notice of, and to vote at, the Special Meeting.

This Proxy Statement and the enclosed WHITE proxy card are first being sent or given to stockholders of MetroPCS on or about [•], 2013.

This solicitation is being made by the PSAM Group and not by or on behalf of the Board of Directors of MetroPCS.

A proxy may be given by any person who held shares of MetroPCS Common Stock on the Record Date. Whether or not you plan to attend the Special Meeting, you are urged to sign and date the enclosed WHITE proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the WHITE proxy card even if you have already delivered any other proxy. Please do not return any yellow proxy card sent to you by MetroPCS. If you have already returned a yellow proxy card sent to you by MetroPCS, that card will be automatically revoked if you complete and return the enclosed WHITE proxy card.

If you have any questions concerning this Proxy Statement or would like additional copies, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (888) 750-5834

Banks and brokers may call collect: (212) 750-5833

BACKGROUND OF THIS SOLICITATION

On October 3, 2012, MetroPCS and Deutsche Telekom issued a joint press release announcing the execution and delivery of the Business Combination Agreement.

On January 30, 2013, PSAM sent a letter (the “January 30, 2013 Letter”) to the Board of Directors of MetroPCS and the Supervisory Board at Deutsche Telekom outlining certain issues related to the structure of the Proposed T-Mobile Transaction.

On February 7, 2013, PSAM issued a press release announcing that it had sent the January 30, 2013 Letter to the Board of Directors of MetroPCS and the Supervisory Board at Deutsche Telekom.

On February 7, 2013 MetroPCS issued a public response to the January 30, 2013 Letter stating that: “The [Board of Directors of MetroPCS] believes that the proposed combination with T-Mobile is in the best interests of MetroPCS and all MetroPCS stockholders and continues to recommend that MetroPCS stockholders vote in favor of the proposed combination.”

On February 13, 2013, PSAM issued a press release announcing, among other things, that PSAM planned to begin discussing its detailed analysis and views on the Proposed T-Mobile Transaction directly with MetroPCS stockholders in order to explain its reasons for believing that the Proposed T-Mobile Transaction on the then-currently proposed terms was not in the best interests of MetroPCS stockholders.

REASONS FOR THIS SOLICITATION

The PSAM Group is soliciting proxies from holders of shares of MetroPCS Common Stock in opposition to the Proposed T-Mobile Transaction and specifically “AGAINST” each of the MetroPCS Special Meeting Proposals.

The PSAM  Group believes that the MetroPCS Special Meeting Proposals are a group of related proposals whose purpose is to facilitate, or which are conditioned upon the completion of, the Proposed T-Mobile Transaction, which the PSAM Group opposes in its present form.  The Business Combination Agreement provides that the requisite MetroPCS stockholder approval of the Stock Issuance Proposal and each New Certificate of Incorporation Proposal is a condition to closing the Proposed T-Mobile Transaction, and the PSAM Group is soliciting proxies to vote against these proposals because it is opposed to the completion of  the Proposed T-Mobile Transaction.  While the Change in Control Payments Proposal is non-binding and advisory, and need not be approved for the Proposed Transaction to be completed, the PSAM Group believes that the purpose of the proposal is to demonstrate stockholder support for compensation that would be paid to MetroPCS  management in connection with the Proposed T-Mobile Transaction, and therefore this proposal should not be approved if stockholders oppose the Proposed T-Mobile Transaction.  The PSAM Group opposes the Adjournment Proposal because the PSAM Group believes that MetroPCS should not have additional time to solicit proxies to vote for the Stock Issuance Proposal and the New Certificate of Incorporation Proposals if it is unable to obtain the necessary votes by the date of the Special Meeting, which will be scheduled by MetroPCS.

The PSAM Group is of the opinion that it would be better for MetroPCS to remain a stand-alone company, while examining opportunities to consummate alternative transactions, rather than accept the package of cash and securities being offered to MetroPCS stockholders in the Proposed T-Mobile Transaction.  This opinion is based upon the following factors:

1.     The PSAM Group’s concern about the capitalization of MetroPCS after the completion of the Proposed T-Mobile Transaction (MetroPCS after the completion of the Proposed T-Mobile Transaction is referred to herein as the “Combined Company”):  The PSAM Group believes that the Combined Company will be more highly leveraged than either MetroPCS or T-Mobile is today, and that this degree of leverage is excessive and will lead to a credit rating for the Combined Company that will be substantially below investment grade.

2.     The PSAM Group’s concern about the interest rate on the financing to be provided by Deutsche Telekom to the Combined Company:  The PSAM Group believes that the interest rate on the inter-company debt that the Combined Company will owe to Deutsche Telekom will be substantially higher than the interest rates now being paid by PCS and T-Mobile, including the interest rate being paid by T-Mobile on its inter-company debt to Deutsche Telekom, and that this higher interest rate is excessive and will depress the value of the Combined Company’s equity.

3.     The PSAM Group’s concern about the proposed equity split between MetroPCS stockholders and optionholders, on the one hand, and Holding (or its designee), on the other hand, in the Combined Company under the Business Combination Agreement:  The PSAM Group believes that based on MetroPCS’s estimate of 2013 EBITDA (earnings before interest, taxes, depreciation and amortization) for the two companies, T-Mobile is being valued at a higher ratio to EBITDA than is MetroPCS, and in the opinion of the PSAM Group the higher relative valuation of T-Mobile is not justified by the relative growth rates or other factors affecting the value of the two companies’ businesses.

Given the factors described above, the PSAM Group believes that MetroPCS stockholders would be better off if each of the MetroPCS Special Meeting Proposals were voted down and MetroPCS continued as an independent company than if the Proposed T-Mobile Transaction were completed in its present form.  The PSAM Group believes that the Proposed T-Mobile Transaction is likely to produce less value for MetroPCS stockholders than MetroPCS could produce as an independent company  if it sold its existing spectrum assets and became a mobile virtual network operator (leasing capacity from another network operator) or purchased additional spectrum and continued as a mobile network operator.  Alternatively, the PSAM Group believes that the defects in the Proposed T-Mobile Transaction could be remedied by an appropriate  combination of reduction in the amount of inter-company debt between Deutsche Telekom and the Combined Company, reduction in the interest rate on such inter-company debt, and an increase in the percentage of the equity in the Combined Company retained by MetroPCS stockholders.  The PSAM Group would be prepared to support the Proposed T-Mobile Transaction if the parties to the Proposed T-Mobile Transaction took these steps.

Use your WHITE proxy card to vote “AGAINST” the Proposed T-Mobile Transaction by voting “AGAINST” each of the MetroPCS Special Meeting Proposals.

CERTAIN INFORMATION REGARDING THE PROPOSED T-MOBILE TRANSACTION

According to the MetroPCS Proxy Statement, if the Proposed T-Mobile Transaction is consummated, MetroPCS would:

(i)            effect a recapitalization that includes a reverse stock split (the “Reverse Stock Split”) of the MetroPCS Common Stock, pursuant to which each share of MetroPCS Common Stock outstanding as of the effective time of the reverse stock split (the “Effective Time”) would represent thereafter one-half of a share of MetroPCS Common Stock;

(ii)           as part of the recapitalization, make a payment in cash (the “Cash Payment”) in an amount equal to $1.5 billion (or approximately $4.06 per share pre-Reverse Stock Split), without interest, in the aggregate to the record holders of MetroPCS Common Stock immediately following the Effective Time; and

(iii)          immediately following the Cash Payment, issue and deliver to Holding or its designee shares of MetroPCS Common Stock equal to 74% of the fully-diluted shares of MetroPCS Common Stock outstanding immediately following the Cash Payment (with the percentage ownership of fully-diluted shares of MetroPCS Common Stock as of such time of Holding or its designee and the MetroPCS stockholders and optionholders being calculated as described in the Business Combination Agreement and the MetroPCS Proxy Statement) and Holding would deliver to MetroPCS all of the shares of capital stock of T-Mobile.

According to the MetroPCS Proxy Statement, if the Proposed T-Mobile Transaction is consummated, MetroPCS stockholders would be entitled to receive the following: (i) the record holders of MetroPCS Common Stock immediately following the Effective Time would receive a one-time aggregate cash payment of $1.5 billion, or approximately $4.06 per share pre-Reverse Stock Split, as part of the recapitalization of MetroPCS and (ii)  upon completion of the Proposed

T-Mobile Transaction, MetroPCS stockholders and optionholders immediately prior to the completion of the Proposed T-Mobile Transaction collectively would own 26% of the Combined Company on a fully-diluted basis.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Annex A to the MetroPCS Proxy Statement.  The Proposed T-Mobile Transaction and each of the MetroPCS Special Meeting Proposals are described in further detail in the MetroPCS Proxy Statement which is available at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THIS SOLICITATION OF PROXIES

PSAM, PSAM GP and Mr. Schoenfeld are participants in this solicitation of proxies for the Special Meeting.  Certain other individuals identified in Annex A to this Proxy Statement may also be deemed to be participants in such solicitation.  Information concerning PSAM, PSAM GP and Mr. Schoenfeld and other persons who may be deemed to be participants in this solicitation of proxies for the Special Meeting is set forth in Annex A to this Proxy Statement and is incorporated into this Proxy Statement by reference.

OTHER PROPOSALS

Other than as set forth above, the PSAM Group is not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the WHITE proxy card will vote on such proposals in their discretion (provided, however, that such persons named on the WHITE proxy card will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the Special Meeting).

VOTING PROCEDURES

To vote “AGAINST” the Proposed T-Mobile Transaction at the Special Meeting, please sign and date the enclosed WHITE proxy card and return it to Innisfree M&A Incorporated in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the Special Meeting and vote in person.

How do I vote in person if I am a record holder?

MetroPCS has indicated that only stockholders with an admission ticket will be admitted to the Special Meeting.  If you are a record holder of MetroPCS Common Stock, an admission ticket is attached to the yellow proxy card provided by MetroPCS. However, if you hold your shares of MetroPCS Common Stock through a bank, broker, custodian or other record holder, you should ask the bank, broker, custodian or other record holder that holds your shares to provide you with a legal proxy, a copy of your account statement, or a letter from the record holder confirming that you beneficially own or hold shares of MetroPCS Common Stock as of the close of business on the Record Date. You also can obtain an admission ticket to the Special Meeting by presenting the legal proxy provided by MetroPCS, or confirming documentation of your account from your bank, broker, custodian or other record holder, at the Special Meeting. All stockholders will be required to show a valid, government-issued, picture identification that matches the name on the admission ticket or the yellow proxy card provided by MetroPCS or confirming documentation from your bank, broker, custodian or other record holder before being admitted to the Special Meeting.

How do I vote by proxy if I am a record holder?

To vote by proxy, you should complete, sign and date the enclosed WHITE proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your shares in accordance with your instructions at the Special Meeting, we must receive your proxy as soon as possible but in any event prior to the Special Meeting. You may vote your shares without submitting a proxy to us if you vote in person or submit a proxy to MetroPCS.

What if I am not the record holder of my shares?

If you hold your shares through a bank, broker, custodian or other record holder (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker, custodian or other record holder.  Banks, brokers, custodians or other record holders who hold shares of MetroPCS Common Stock on behalf of their customers may not give a proxy to vote those shares without specific instructions from their customers.  MetroPCS stockholders that hold shares through a bank, broker, custodian or other record holder who wish to vote in person at the special meeting will need to obtain a “legal proxy” from their bank, broker, custodian or other record holder.

What should I do if I receive a yellow proxy card from MetroPCS?

If you submit a proxy to us by signing and returning the enclosed WHITE proxy card, do not sign or return any yellow proxy card or follow any voting instructions provided by MetroPCS unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a yellow proxy card to MetroPCS and voted in favor of the MetroPCS Special Meeting Proposals, you may revoke it and vote against the MetroPCS Special Meeting Proposals simply by signing, dating and returning the enclosed WHITE proxy card.

What if I want to revoke my proxy or change my voting instructions?

You may change or revoke your proxy at any time prior to the vote on the matters at the Special Meeting. If you are a record holder of MetroPCS Common Stock, you may revoke your proxy by (1) delivering a written revocation to (x) MetroPCS’ Corporate Secretary, at its principal executive office, located at 2250 Lakeside Boulevard, Richardson, Texas 75082 or (y) Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, (2) submitting another valid proxy card with a later date, including by signing, dating and returning the enclosed WHITE proxy card (3) voting by submitting a proxy by telephone or Internet prior to the date and time of the Special Meeting pursuant to the procedures established by MetroPCS and described in the MetroPCS Proxy Statement, or (4) attending the Special Meeting in person and giving MetroPCS’ Inspector of Elections notice of your intent to vote your shares in person. If your shares are held in street name, you must contact the record holder of your MetroPCS Common Stock in order to revoke your proxy.

If you choose to revoke a proxy by delivering a written revocation or a later-dated proxy to MetroPCS or by submitting new voting instructions to the record holder of your MetroPCS Common Stock, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending a copy of your revocation, proxy or new voting instructions to Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling Innisfree M&A Incorporated toll-free at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833). Please remember, your latest-dated proxy is the only one that counts.

If I plan to attend the Special Meeting, should I still submit a proxy?

Whether you plan to attend the Special Meeting or not, we urge you to submit the enclosed WHITE proxy card. Returning the enclosed WHITE proxy card will not affect your right to attend the Special Meeting and vote.

Who can vote?

Only record holders of shares of MetroPCS Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. No other shares of MetroPCS capital stock are entitled to notice of and to vote at the Special Meeting. At the close of business on the Record Date, MetroPCS had outstanding and entitled to vote 367,887,191 shares of MetroPCS Common Stock, which includes 3,276,765 restricted shares beneficially owned by employees, officers and directors of MetroPCS subject to vesting.

Even if you sell your shares of MetroPCS Common Stock after the Record Date, you will retain the right to execute a proxy in connection with the Special Meeting. It is important that you grant a proxy regarding shares you held on the Record Date, or vote those shares in person, even if you no longer own those shares.

How many votes do I have?

Holders of MetroPCS Common Stock have one vote per share on each matter to be acted upon at the Special Meeting.

How will my shares be voted?

If you give a proxy on the accompanying WHITE proxy card, your shares will be voted as you direct. If you submit a signed WHITE proxy card without instructions, your shares will be voted “AGAINST” each of the MetroPCS Special Meeting Proposals. Submitting a signed WHITE proxy card without instructions will also entitle the persons named on the WHITE proxy card to vote your shares in accordance with their discretion on matters not described in this Proxy Statement that properly come before the Special Meeting (provided, however, that such persons named on the WHITE proxy card will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the Special Meeting).

If MetroPCS stockholders holding shares of MetroPCS Common Stock in street name do not provide voting instructions, their shares will not be voted and will therefore be considered broker “non-votes.”

Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the Record Date by the person who submitted it.

What is required for a quorum at the Special Meeting?

In order to conduct business at the Special Meeting, holders of a majority of the outstanding shares of MetroPCS Common Stock entitled to vote on the Record Date must be present in person or represented by proxy at the Special Meeting for there to be a quorum. In addition, according to the MetroPCS Proxy Statement, certain unvested shares of restricted MetroPCS Common Stock issued pursuant to MetroPCS equity incentive compensation plans will count towards a quorum because such shares will be voted by MetroPCS on the proposals to be considered at the Special Meeting in the same proportion as the rest of the shares of MetroPCS Common Stock that are voted. If you hold your shares through a bank, broker, custodian or other record holder, please refer to your proxy card, voting instruction form, or the information forwarded by your bank, broker, custodian or other record holder to determine how and when to vote your shares. Unless you direct your bank, broker, custodian or other record holder on how to vote by the time and date specified by them, they will be unable to vote your shares.  All shares of MetroPCS Common Stock represented at the Special Meeting, including abstentions, will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

What vote is required to approve each proposal?

Stock Issuance Proposal: Assuming the presence of a quorum, the affirmative vote of a majority of the votes cast (in person or by proxy) by holders of MetroPCS Common Stock at the Special Meeting is required to approve the Stock Issuance Proposal, provided that the holders of a majority of the MetroPCS Common Stock outstanding on the Record Date vote on the Stock Issuance Proposal. If you vote to abstain, it will have the same effect as voting against this proposal. If you fail to vote or fail to instruct your bank, broker, custodian or other record holder how to vote, it will have no effect on the voting outcome of this proposal, but it will make it more difficult to have a quorum or meet the requirement that the holders of a majority of the MetroPCS Common Stock outstanding on the Record Date vote on this proposal.

New Certificate of Incorporation Proposal: Assuming the presence of a quorum, the affirmative vote of a majority of the MetroPCS Common Stock outstanding on the Record Date is required to approve each New Certificate of Incorporation proposal. If you vote to abstain, or if you fail to vote or fail to instruct your bank, broker, custodian or other record holder how to vote, it will have the same effect as voting against these proposals.

Change in Control Payments Proposal: Assuming the presence of a quorum, the affirmative vote of a majority of the votes cast (in person or by proxy) by holders of MetroPCS Common Stock at the Special Meeting is required to approve, on a non-binding, advisory basis, the Change in Control Payments Proposal. While the MetroPCS board has stated that it intends to consider the vote resulting from the Change in Control Payments Proposal, the vote is advisory and therefore not binding on MetroPCS, the MetroPCS board or the compensation committee of the MetroPCS board. Accordingly, because MetroPCS is contractually obligated to pay the change in control payments, if the transaction is completed, the change in control payments will be payable, subject only to the conditions applicable to such payments, regardless of the outcome of the advisory, non-binding vote. If you vote to abstain, or if you fail to vote or fail to instruct your bank, broker, custodian or other record holder how to vote, it will have no effect on the voting outcome of this proposal.

Adjournment Proposal:

•                  If a quorum is not present at the Special Meeting:

•                  The affirmative vote of a majority of the shares of MetroPCS Common Stock present at the Special Meeting (in person or by proxy) and entitled to vote on this proposal is required to approve this proposal.

•                  If you vote to abstain, it will have the same effect as voting against this proposal.

•                  If you fail to vote or fail to instruct your bank, broker, custodian or other record holder how to vote, it will have no effect on the voting outcome of this proposal.

•                  If a quorum is present at the Special Meeting:

•                  The affirmative vote of a majority of the votes cast (in person or by proxy) by holders of MetroPCS Common Stock at the Special Meeting is required to approve this proposal.

•                  If you vote to abstain, it will have no effect on the voting outcome of this proposal.

•                  If you fail to vote or fail to instruct your bank, broker, custodian or other record holder how to vote, it will have no effect on the voting outcome of this proposal.

The only MetroPCS stockholder approvals required by the Business Combination Agreement are the Stock Issuance Proposal and each New Certificate of Incorporation Proposal.  The Change in Control Payments Proposal is non-binding and advisory and the vote on such proposal will have no impact on whether the Proposed T-Mobile Transaction is completed.  The Business Combination Agreement provides that the requisite MetroPCS stockholder approval of the Stock Issuance Proposal and each New Certificate of Incorporation Proposal is a condition to closing the Proposed T-Mobile Transaction.

How can I receive more information?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833).

NO APPRAISAL RIGHTS

Under applicable law, MetroPCS stockholders do not have the right to an appraisal of the value of their shares in connection with the Proposed T-Mobile Transaction.

SOLICITATION OF PROXIES

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of members of the PSAM Group may assist in the solicitation of proxies without any additional remuneration.

The PSAM Group has retained Innisfree M&A Incorporated (“Innisfree”) for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which Innisfree is to receive a retainer fee of $50,000, plus an additional fee to be mutually agreed upon by the PSAM Group and Innisfree in connection with the solicitation of proxies for the Special Meeting. Up to 50 people may be employed by Innisfree in connection with the solicitation of proxies for the Special Meeting. The PSAM Group has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders.

The PSAM Group may reimburse banks, brokers, custodians or other record holders for their reasonable out-of-pocket expenses incurred in connection with forwarding, at the PSAM Group’s request, all materials related to this solicitation of proxies to the beneficial owners of shares of MetroPCS Common Stock they hold of record.

The entire expense of soliciting proxies for the Special Meeting by or on behalf of the PSAM Group is being borne by the PSAM Group.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Proxy Statement, and the documents referred to or incorporated by reference into this Proxy Statement, are “forward-looking statements” and are prospective. These statements may be identified by their use of forward-looking terminology such as the words “expects”, “projects”, “believes”, “anticipates”, “intends” or other similar words. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements are subject to inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations set forth in this Proxy Statement include, among other things, the factors identified under the section entitled “Risk Factors” of the MetroPCS Proxy Statement and other risk factors contained in MetroPCS’ Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.  Such forward-looking statements should therefore be construed in light of such factors, and the PSAM Group is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NOTICE OF INTERNET AVAILABILITY

Important Notice Regarding the Availability of Proxy Materials

for the Special Meeting of Stockholders To Be Held on March 28, 2013

The Proxy Statement, as well as all other proxy materials distributed by the PSAM Group, are available free of charge online at http://www.innisfreema.com/pcs/.

OTHER INFORMATION

The information concerning MetroPCS and the Proposed T-Mobile Transaction contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although the PSAM Group has no knowledge that would indicate that statements relating to MetroPCS or the Proposed T-Mobile Transaction contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the full books and records of MetroPCS, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), reference is made to the MetroPCS Proxy Statement for information concerning the Business Combination Agreement, the Proposed T-Mobile Transaction (including, without limitation, the proposed issuance of MetroPCS Common Stock to Holding or its designee, the proposed Fourth Amended and Restated Certificate of Incorporation of MetroPCS, the Reverse-Stock Split and the Cash Payment), financial information regarding T-Mobile, MetroPCS and the proposed Combined Company, the MetroPCS Special Meeting Proposals, shares of MetroPCS Common Stock, the beneficial ownership of shares of MetroPCS Common Stock by the principal holders thereof, other information concerning MetroPCS’s management and certain other matters regarding MetroPCS and the Special Meeting. The PSAM Group assumes no responsibility for the accuracy or completeness of any such information.

INFORMATION REGARDING METROPCS

The principal executive offices of MetroPCS are located at 2250 Lakeside Boulevard, Richardson, Texas 75082.  You can find additional business and financial information about MetroPCS in reports and documents previously filed with the SEC. Such information is available to you without charge at the SEC’s website at http://www.sec.gov. In addition, according to MetroPCS, you may also obtain these reports and documents, without charge, on MetroPCS’ website at www.metropcs.com under the “About Us” tab, then selecting the “Investor Relations” tab and then selecting “SEC Filings and Reports.”

FUTURE STOCKHOLDER PROPOSALS

According to the MetroPCS Proxy Statement, MetroPCS will hold its 2013 annual meeting of stockholders regardless of whether the Proposed T-Mobile Transaction has been completed.

The following description of the requirements for submitting stockholder proposals for the 2013 annual meeting of stockholders has been taken from the MetroPCS Proxy Statement:

“Proposals Pursuant to Rule 14a-8. Pursuant to Rule 14a-8 under the Exchange Act, MetroPCS stockholders may present proper proposals for inclusion in our proxy statement and for consideration at our 2013 annual meeting of stockholders. To be eligible for inclusion in our proxy statement with respect to our 2013 annual meeting of stockholders under Rule 14a-8, your proposal must be received by us no later than the close of business on December 17, 2012, and must otherwise comply with Rule 14a-8. While the MetroPCS board will consider stockholder proposals, MetroPCS reserves the right to omit from our proxy statement stockholder proposals that we are not required to include under the Exchange Act, including Rule 14a-8.

Business Proposals and Nominations Pursuant to our Bylaws. Under MetroPCS’ bylaws, in order to nominate a director or bring any other business before the stockholders at the 2013 annual meeting of stockholders that will not be included in our proxy statement with respect to our 2013 annual meeting of stockholders pursuant to Rule 14a-8, you must comply with the procedures and timing specifically described in our bylaws. In addition, assuming the date of the 2013 annual meeting of stockholders is not more than 30 days before and not more than 60 days after the anniversary date of the 2012 annual meeting of stockholders, you must notify MetroPCS in writing and such written notice must be delivered to MetroPCS’ Secretary no earlier than January 24, 2013, and no later than February 23, 2013.

A copy of MetroPCS’ bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained free of charge from MetroPCS’ Secretary at the address indicated on the first page of this proxy statement or on MetroPCS’ website at www.metropcs.com under the Investor Relations tab, Corporate Governance. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require MetroPCS to include the proposed nominee or proposal in our proxy solicitation material.”

ANNEX A

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THIS SOLICITATION OF PROXIES

PSAM, PSAM GP and Mr. Schoenfeld are participants in this solicitation of proxies for the Special Meeting.  In addition, the following persons may also be deemed to be participants in this solicitation of proxies for the Special Meeting (such persons, together with PSAM, PSAM GP and Mr. Schoenfeld, the “PSAM Participants”): PSAM WorldArb Master Fund Ltd., PSAM WorldArb Partners L.P., PSAM WorldArb Fund Limited, Synapse IV LLC, Spartan Partners L.P., Synapse I LLC, PSAM Europe Master Fund Ltd., PSAM Europe Fund LP, PSAM Europe Fund Limited, Synapse II LLC, PSAM Merger Master Fund Ltd., PSAM Merger Fund L.P. and PSAM Merger Fund Limited.

Principal Businesses

The principal business of PSAM is to provide investment management services to private funds and trading advisory services to separately managed accounts.  The principal business of PSAM GP is to serve as the general partner of PSAM.  The principal occupation of Mr. Schoenfeld is to serve as the Chief Executive Officer and Chief Investment Officer of PSAM and the managing member of PSAM GP and other affiliated entities.  The principal business of each of Synapse IV LLC, Synapse I LLC and Synapse II LLC is to serve as general partner of one or more private funds.  The principal business of each of PSAM WorldArb Master Fund Ltd., PSAM WorldArb Partners L.P., PSAM WorldArb Fund Limited, Spartan Partners L.P., PSAM Europe Master Fund Ltd., PSAM Europe Fund LP, PSAM Europe Fund Limited, PSAM Merger Master Fund Ltd., PSAM Merger Fund L.P. and PSAM Merger Fund Limited is to serve as an investment vehicle.

Principal Offices

The principal offices of PSAM WorldArb Master Fund Ltd., PSAM WorldArb Fund Limited, PSAM Merger Master Fund Ltd., PSAM Merger Fund Limited, PSAM Europe Master Fund Ltd. and PSAM Europe Fund Limited are located at c/o CITCO Fund services (Cayman Islands) Limited, P.O. Box 31106, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KYI-1205.  The principal offices of each of the other PSAM Participants are located at 1350 Avenue of the Americas, 21st Floor, New York, New York 10019.

Beneficial Ownership

As of February 27, 2013, the PSAM Group may be deemed to beneficially own, in the aggregate, 8,483,939 shares of MetroPCS Common Stock, which represents approximately 2.29% of the shares of MetroPCS Common Stock outstanding as of February 20, 2013 (based upon the 369,798,685 shares stated to be outstanding as of February 20, 2013 in the MetroPCS Proxy Statement), as set forth below.

As of February 27, 2013, the PSAM Participants may be deemed to beneficially own, in the aggregate, 8,483,939 shares of MetroPCS Common Stock, which represents approximately 2.29% of the shares of MetroPCS Common Stock outstanding as of February 20, 2013 (based upon the 369,798,685 shares stated to be outstanding as of February 20, 2013 in the MetroPCS Proxy Statement), as set forth below.

PSAM GP is the general partner of PSAM, which may be deemed to beneficially own 8,483,939 shares of MetroPCS Common Stock, of which (i) 500 shares of MetroPCS Common Stock are owned directly by PSAM; (ii) 4,602,944 shares of MetroPCS Common Stock are attributable to PSAM WorldArb Master Fund Ltd., Spartan Partners L.P., PSAM Europe Master Fund Ltd. and PSAM Merger Master Fund Ltd.; and (iii) 3,880,495 shares of MetroPCS Common Stock are attributable to managed accounts with respect to which PSAM exercises voting authority and investment discretion. Mr. Schoenfeld is the managing member and majority owner of PSAM GP and may be deemed to have voting and dispositive power over the shares beneficially owned by PSAM GP.

Synapse IV LLC is the general partner of PSAM WorldArb Partners L.P. which, together with PSAM WorldArb Fund Limited, may be deemed to beneficially own 4,166,490 shares of MetroPCS Common Stock owned by PSAM WorldArb Master Fund Ltd. Mr. Schoenfeld is the managing member and majority owner of Synapse IV LLC and may be deemed to have voting and dispositive power over the shares beneficially owned by PSAM WorldArb Master Fund Ltd.

Synapse I LLC is the general partner of Spartan Partners L.P., which may be deemed to beneficially own 138,036 shares of MetroPCS Common Stock. Mr. Schoenfeld is the managing member and majority owner of Synapse I LLC and may be deemed to have voting and dispositive power over the shares beneficially owned by Spartan Partners L.P.

Synapse II LLC is the general partner of PSAM Europe Fund LP which, together with PSAM Europe Fund Limited, may be deemed to beneficially own 174,995 shares of MetroPCS Common Stock owned by PSAM Europe Master Fund Ltd. Mr. Schoenfeld is the managing member and majority owner of Synapse II LLC and may be deemed to have voting and dispositive power over the shares beneficially owned by PSAM Europe Master Fund Ltd.

Synapse I LLC is also the general partner of PSAM Merger Fund L.P. which, together with PSAM Merger Fund Limited, may be deemed to beneficially own 123,423 shares of MetroPCS Common Stock owned by PSAM Merger Master Fund Ltd. Mr. Schoenfeld is the managing member and majority owner of Synapse I LLC and may be deemed to have voting and dispositive power over the shares beneficially owned by PSAM Merger Master Fund Ltd.

Except to the extent expressly stated herein, each of the PSAM Participants disclaims beneficial ownership of any shares beneficially owned by each other PSAM Participant.

The securities owned by PSAM and its affiliates are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

In addition, PSAM and its affiliates have in the past traded, and in the future may trade, in other securities of MetroPCS, as well as other instruments relating to MetroPCS.

Other than as disclosed in this Proxy Statement, to the best of the PSAM Group’s knowledge, neither the participants in this solicitation, nor any of the participants’ associates, has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon pursuant to this Proxy Statement.

A-2

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2013

PROXY CARD— WHITE

SPECIAL MEETING OF STOCKHOLDERS

OF

METROPCS COMMUNICATIONS, INC.

THIS PROXY IS SOLICITED BY

P. SCHOENFELD ASSET MANAGEMENT LP, P. SCHOENFELD ASSET MANAGEMENT GP LLC AND
PETER M. SCHOENFELD

AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF METROPCS

The undersigned stockholder of MetroPCS Communications, Inc. (“MetroPCS”) acknowledges receipt of the Proxy Statement of P. Schoenfeld Asset Management LP, P. Schoenfeld Asset Management GP LLC and Peter M. Schoenfeld (collectively, the “PSAM Group”), dated [•], 2013, and the undersigned revokes all prior proxies delivered in connection with the special meeting of stockholders of MetroPCS relating to the proposed combination of MetroPCS with T-Mobile USA, Inc. to be held at the Eisemann Center located at 2351 Performance Drive, Richardson, Texas 75082 at 10:00 a.m., local time, on March 28, 2013, and at any continuation, adjournment or postponement thereof (the “Special Meeting”) and appoints Douglas Polley and Richard Bilotti and, or each of them, with full power of substitution, proxies for the undersigned to vote all shares of common stock of MetroPCS which the undersigned would be entitled to vote at the Special Meeting, and instructs said proxies to vote as follows.

EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS SET FORTH HEREIN TO THE EXTENT IT IS VOTED AT THE SPECIAL MEETING AS STIPULATED BELOW.  BY EXECUTING THE WHITE CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

Important Notice Regarding the Availability of Proxy Materials

for the Special Meeting of Stockholders To Be Held on March 28, 2013

The Proxy Statement, as well as all other proxy materials distributed by the PSAM Group, are available free of charge online at http://www.innisfreema.com/pcs/.

(continued and to be signed and dated on reverse)

THE PSAM GROUP RECOMMENDS A VOTE “AGAINST” EACH OF THE FOLLOWING PROPOSALS.

1.	A proposal to approve the Stock Issuance Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	A proposal to approve the Recapitalization Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	A proposal to approve the Declassification Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	A proposal to approve the Deutsche Telekom Director Designation Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.	A proposal to approve the Director Removal Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.	A proposal to approve the Deutsche Telekom Approvals Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

7.	A proposal to approve the Calling of Stockholder Meeting Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

8.	A proposal to approve the Action by Written Consent Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

9.	A proposal to approve the Bylaw Amendments Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

10.	A proposal to approve the Governing Law and Exclusive Forum Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

11.	A proposal to approve the Change in Control Payments Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

12.	A proposal to approve the Adjournment Proposal	FOR ☐	AGAINST ☐	ABSTAIN ☐

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING (INCLUDING ANY CONTINUATION, ADJOURNMENT OR POSTPONEMENT THEREOF) ON BEHALF OF THE UNDERSIGNED (PROVIDED, HOWEVER, THAT SUCH PROXIES WILL BE PERMITTED TO USE SUCH DISCRETIONARY AUTHORITY ONLY FOR MATTERS WHICH THEY DO NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE SPECIAL MEETING).

Date:

Signature of Stockholder

Signature of Stockholder (if held jointly)

Title (if applicable)

Please sign exactly as your name or names appear hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.